Veris Gold Enters Into A Toll Milling Agreement with Atna Resources Inc.

Vancouver, BC – March 27, 2013 – Veris Gold Corp. (TSX:VG) (OTCQB:YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to announce Veris Gold USA Ltd. has entered into a toll milling agreement with Atna Resources Inc., a subsidiary of Atna Resources Ltd. (TSX:ATN), to process ore from the Pinson Mine at the Jerritt Canyon Mill located in Elko County, Nevada. The Jerritt Canyon Mill is operated by Veris Gold USA Ltd., a wholly-owned subsidiary of Veris Gold Corp. (the “Company” or “Veris”).

The toll milling agreement with Atna Resources Inc. (“Atna”) has a one year term. Under the terms of the agreement, ore produced from the Pinson Mine, located nearby in Humboldt County, Nevada, will be delivered to the Jerritt Canyon Mill for processing. Atna will pay to Veris a toll milling fee that will be adjusted on a quarterly basis to reflect any changes to input costs associated with processing the ore.

The toll milling agreement is structured so that all dore produced from the ore will remain the property of Atna throughout the process and the associated toll milling fee charged to each ton will be treated as a credit to Jerritt Canyon operating costs.

Randy Reichert, Co-CEO and COO of Veris stated, “This agreement is a win-win situation with our gold producing neighbor in Nevada. Processing third party ores makes excellent use of the upcoming excess capacity at the Jerritt Canyon Mill as we gradually phase out the low grade stockpile ore. This provides the Company with excellent revenue which will increase our positive cash flow from mining and processing operations. Jerritt Canyon’s operations are largely fixed-cost, so making use of the additional capacity will bring down the operation’s cost per ounce considerably. We expect to start toll milling early in Q2 2013 and low-grade stockpiles will be used in Q2 2013 to provide 100% of the necessary mill feed.”

"This agreement provides additional processing flexibility with a smaller lot size for Pinson and an outlet for our oxide-sulfide transition ores. We look forward to a positive working relationship with Veris", stated James Hesketh, President and CEO, Atna Resources.

Veris is presently evaluating other ores and concentrates to determine which are best suited to being processed with the Company’s surplus processing capabilities.

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company’s primary asset is the permitted and operating Jerritt Canyon gold mine located 50 miles north of Elko, Nevada, USA. The Company also holds a diverse portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine. The Company's focus has been on the re-development of the Jerritt Canyon mining and milling facility.

For more information please contact:

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@verisgold.com
www.verisgold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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Forward-Looking Statements

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